Filed Pursuant to Rule 433
Registration No. 333-234425
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Securities
Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Russell 2000® Index and the Nasdaq-100 Index® due August 17, 2022
Term Sheet to Preliminary Pricing Supplement dated November 9, 2021
Summary of Terms
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately nine months (unless earlier called)
Underlyings:	The Russell 2000® Index (Bloomberg symbol: “RTY”) and Nasdaq-100 Index® (Bloomberg symbol: “NDX”), each a price return index.
Pricing Date:	November 12, 2021*
Issue Date:	November 17, 2021*
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Contingent Coupon Payments:	See “How Contingent Coupon Payments are calculated” on page 2
Contingent Coupon Rate:	[8.00%-9.00%] per annum, which equals [0.66667% - 0.75000%] per month, to be determined on the Pricing Date
Automatic Call:	See “How to determine if the Securities will be automatically called” on page 2
Observation Dates:	Monthly, on the 12th day of each month, commencing December 2021 and ending July 2022, and the Valuation Date*. We refer to August 12, 2022* as the “Valuation Date.”
Redemption Amount:	See “How the Redemption Amount is calculated” on page 2
Maturity Date:	August 17, 2022*
Lowest Performing Underlying	See “How the Lowest Performing Underlying is determined” on page 2
Starting Value:	For each Underlying, its closing level on the Pricing Date
Ending Value:	For each Underlying, its closing level on the Valuation Date
Coupon Barrier:	With respect to the Russell 2000® Index: , which is equal to 80% of its Starting Value. With respect to the Nasdaq-100 Index®: , which is equal to 80% of its Starting Value.
Threshold Value:	With respect to the Russell 2000® Index: , which is equal to 80% of its Starting Value. With respect to the Nasdaq-100 Index®: , which is equal to 80% of its Starting Value.
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount:
0.975%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 0.50% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain Securities sold in this offering, BofAS or one of its affiliates may pay a fee of up to $2.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP:	09709UVM7
Description of Terms
●	Linked to the lowest performing of the Russell 2000® Index and the Nasdaq-100 Index®
●
Unlike ordinary debt securities, the Securities do not provide for fixed payments of interest, do not repay a fixed amount of principal on the Maturity Date and are subject to potential automatic call prior to the Maturity Date upon the terms described below. Whether the Securities pay a Contingent Coupon, whether the Securities are automatically called prior to the Maturity Date and, if they are not automatically called, whether you are repaid the principal amount of your Securities on the Maturity Date will depend in each case on the closing level of the Lowest Performing Underlying on the relevant Observation Date. The Lowest Performing Underlying on any Observation Date is the Underlying that has the lowest closing level on that Observation Date as a percentage of its Starting Value

●
Contingent Coupon.  The Securities will pay a Contingent Coupon Payment on a monthly basis until the earlier of the Maturity Date or automatic call if, and only if, the closing level of the Lowest Performing Underlying on the Observation Date for that month is greater than or equal to its Coupon Barrier. However, if the closing level of the Lowest Performing Underlying on an Observation Date is less than its Coupon Barrier, you will not receive any Contingent Coupon Payment for the relevant month. If the closing level of the Lowest Performing Underlying is less than its Coupon Barrier on every Observation Date, you will not receive any Contingent Coupon Payments throughout the entire term of the Securities. The Coupon Barrier for each Underlying is equal to 80% of its Starting Value. The Contingent Coupon Rate will be determined on the Pricing Date and will be within the range of 8.00% to 9.00% per annum

●
Automatic Call. If the closing level of the Lowest Performing Underlying on any of the monthly Observation Dates from May 2022 to July 2022, inclusive, is greater than or equal to its Starting Value, we will automatically call the Securities for the principal amount plus a final Contingent Coupon Payment

●
Potential Loss of Principal. If the Securities are not automatically called prior to the Maturity Date, you will receive the principal amount on the Maturity Date if, and only if, the closing level of the Lowest Performing Underlying on the Valuation Date is greater than or equal to its Threshold Value. If the closing level of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value, you will lose more than 20%, and possibly all, of the principal amount of your Securities. The Threshold Value for each Underlying is equal to 80% of its Starting Value

●
If the Securities are not automatically called prior to the Maturity Date, you will have full downside exposure to the Lowest Performing Underlying from its Starting Value if its closing level on the Valuation Date is less than its Threshold Value, but you will not participate in any appreciation of either Underlying and will not receive any dividends on securities included in either Underlying

●
Your return on the Securities will depend solely on the performance of the Underlying that is the Lowest Performing Underlying on each Observation Date. You will not benefit in any way from the performance of the better performing Underlying. Therefore, you will be adversely affected if either Underlying performs poorly, even if the other Underlying performs favorably

●
All payments on the Securities are subject to credit risk of BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, and you will have no ability to pursue any securities included in either Underlying for payment; if BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, default on their respective obligations, you could lose some or all of your investment

●	No exchange listing; designed to be held to maturity

*Subject to change.

The initial estimated value of the Securities as of the pricing date is expected to be between $930.00 and $980.00 per Security, which is less than the public offering price listed on the cover page of the accompanying preliminary pricing supplement. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Structuring the Securities” on page PS-30 of the accompanying preliminary pricing supplement for additional information.
The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Risk Factors” beginning on page PS-9 of the accompanying preliminary pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

How The Lowest Performing Underlying Is Determined
The Lowest Performing Underlying on any Observation Date is the Underlying with the lowest performance factor on that Observation Date.
The performance factor, with respect to an Underlying on any Observation Date, will be its closing level on such Observation Date divided by its Starting Value (expressed as a percentage).
How Contingent Coupon Payments Are Calculated
On each monthly Contingent Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the closing level of the Lowest Performing Underlying on the related Observation Date is greater than or equal to its Coupon Barrier.
If the closing level of the Lowest Performing Underlying on any Observation Date is less than its Coupon Barrier, you will not receive any Contingent Coupon Payment on the related Contingent Payment Date. If the closing level of the Lowest Performing Underlying is less than its Coupon Barrier on all monthly Observation Dates, you will not receive any Contingent Coupon Payments over the term of the Securities.
Each monthly Contingent Coupon Payment, if any, will be calculated per Security as follows:

($1,000 × Contingent Coupon Rate) / 12

The Contingent Coupon Rate will be determined on the pricing date and will be within the range of [8.00% to 9.00%] per annum. Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.
How To Determine If The Securities Will Be Automatically Called
If the closing level of the Lowest Performing Underlying on any of the monthly Observation Dates from May 2022 to July 2022, inclusive, is greater than or equal to its Starting Value, the Securities will be automatically called, and on the related Call Settlement Date you will be entitled to receive a cash payment per Security equal to the principal amount per Security plus a final Contingent Coupon Payment. The Securities will not be subject to automatic call until the sixth monthly Observation Date, which is approximately six months after the Issue Date.

If the Securities are automatically called, they will cease to be outstanding on the related Call Settlement Date and you will have no further rights under the Securities after such Call Settlement Date.
How The Redemption Amount Is Calculated
If the Securities are not automatically called prior to the Maturity Date, you will receive on the Maturity Date a cash payment per Security equal to the Redemption Amount (in addition to the final Contingent Coupon Payment, if any). The Redemption Amount per Security will equal:

●	If the Ending Value of the Lowest Performing Underlying on the Valuation Date is greater than or equal to its Threshold Value: $1,000; or
●	If the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value:
If the Securities are not automatically called prior to maturity and the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value, you will lose more than 20%, and possibly all, of the principal amount of your Securities at maturity.
Any return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of either underlying, but you will have full downside exposure to decreases in the value of the Lowest Performing Underlying on the Valuation Date if the Ending Value of that Underlying is less than its Threshold Value.

Hypothetical Payout Profile
The profile to the right illustrates the potential maturity payment amount on the Securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Lowest Performing Underlying on the Valuation Date from its Starting Value to its Ending Value, assuming the Securities have not been automatically called prior to the Maturity Date.
This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value of the Lowest Performing Underlying on the Valuation Date and whether you hold your Securities to maturity. The performance of the better performing Underlying is not relevant to your return on the Securities.

Hypothetical Returns

If the Securities are automatically called: If the Securities are automatically called prior to maturity, you will receive the principal amount of your Securities plus a final Contingent Coupon Payment on the Call Settlement Date. In the event the Securities are automatically called, your total return on the Securities will equal any Contingent Coupon Payments received prior to the Call Settlement Date and the Contingent Coupon Payment received on the Call Settlement Date.

If the Securities are not automatically called:

If the Securities are not automatically called prior to maturity, the following table illustrates, for a range of hypothetical Performance Factors of the Lowest Performing Underlying on the Valuation Date, the hypothetical Redemption Amount payable at maturity per Security (excluding the final Contingent Coupon Payment, if any). The Performance Factor of the Lowest Performing Underlying on the Valuation Date is its Ending Value expressed as a percentage of its Starting Value (i.e., its Ending Value divided by its Starting Value).

Hypothetical Performance Factor of Lowest Performing Underlying on Valuation Date	Hypothetical Redemption Amount per Security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
79.00%	$790.00
70.00%	$700.00
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
30.00%	$300.00
25.00%	$250.00
The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the Securities. As evidenced above, in no event will you have a positive rate of return based solely on the Redemption Amount received at maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the Securities. Each Security has a principal amount of $1,000.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the Securities are not automatically called prior to maturity, the actual amount you will receive at maturity will depend on the actual Ending Value of the Lowest Performing Underlying on the Valuation Date. The performance of the better performing Underlying is not relevant to your return on the Securities.
For historical data regarding the closing levels of the Underlyings, see the historical information set forth under the sections titled “The Russell 2000® Index” and “The Nasdaq-100 Index®” in the accompanying preliminary pricing supplement.

Selected Risk Considerations
The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.
●	Your investment may result in a loss; there is no guaranteed return of principal.
●	Your return on the Securities is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Securities.
●	The Securities are subject to a potential automatic call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Securities.
●	You may not receive any Contingent Coupon Payments.
●
Because the Securities are linked to the lowest performing (and not the average performance) of the Underlyings, you may not receive any return on the Securities and may lose a significant portion or all of your principal amount even if the closing level of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable.

●	Higher Contingent Coupon Rates are associated with greater risk.
●	Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.
●	The Contingent Coupon Payment, payment upon automatic call or Redemption Amount, as applicable, will not reflect the levels of the Underlyings other than on the Observation Dates.
●
Any payment on the Securities is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Securities.

●	We are a finance subsidiary and, as such, have no independent assets, operations or revenues.
●	The public offering price you pay for the Securities will exceed their initial estimated value.
●
The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or WFS or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●	BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.
●
The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●
Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may affect your return on the Securities and their market value.

●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
●	The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.
●	The Securities are subject to risks associated with small-size capitalization companies.
●	The Securities are subject to risks associated with foreign securities markets.
●	The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.
Investment suitability must be determined individually for each investor. The Securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount per Security. BofAS, Wells Fargo Securities and their affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer on the date the Securities are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase. Please see the accompanying preliminary pricing supplement for complete product disclosure, including related risks and tax disclosure.
This term sheet is a summary of the terms of the Securities and factors that you should consider before deciding to invest in the Securities. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated November 9, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, product supplement EQUITY-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.
Not a research report
This material was prepared by BofAS and Wells Fargo Securities, each a registered broker-dealer and a separate non-bank affiliate of BofA Finance and Bank of America Corporation, and Wells Fargo Finance LLC and Wells Fargo & Company, respectively. This material is not a product of BofA Securities or Wells Fargo Securities LLC research departments.
Consult your tax advisor
Investors should review carefully the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
An affiliate of the Issuer has entered into a non-exclusive license agreement with FTSE Russell, whereby the Issuer, in exchange for a fee, will be permitted to use RTY, which is owned and published by FTSE Russell, in connection with certain products, including the Securities. The Securities are not sponsored, endorsed, sold or promoted by FTSE Russell (including its affiliates). FTSE Russell has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the Securities. FTSE Russell makes no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of RTY to track general stock market performance.
The Securities are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, Inc., with its affiliates, are referred to as the “Corporations”). The Corporations make no representation or warranty, express or implied, to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the NDX to track general market performance

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.